SBA Communications REIT Corporation

8051 Congress Avenue

Boca Raton, Florida 33487

December 1, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer Gowetski, Senior Counsel
Rahul K. Patel, Staff Attorney

Re:	SBA Communications REIT Corporation
Registration Statement on Form S-4
File No. 333-213949

Dear Ms. Gowetski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SBA Communications REIT Corporation hereby requests acceleration of the effective date of the above-referenced registration statement, as amended, so that it may become effective at 11:00 a.m. Eastern Standard Time on December 5, 2016, or as soon as practicable thereafter.

Very truly yours,

SBA Communications REIT Corporation

By:	/s/ Thomas P. Hunt
Name:	Thomas P. Hunt
Title:	Executive Vice President, Chief Administrative Officer and General Counsel

cc:	Kara L. MacCullough, Esq.
Greenberg Traurig, P.A.

cc:	Joseph Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP